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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ASAT Holdings Limited
(Name of Issuer)
Ordinary Shares, par value US $0.01 per share
(Title of Class of Securities)
00208B105
(CUSIP Number)
Kei Hong Chua, Chief Financial Officer
ASAT Holdings Limited
14th Floor, 138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(852) 2439-8788
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00208B105

1	NAMES OF REPORTING PERSONS Everwarm Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		162,968,994 (1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		162,968,994 (1)(2)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,968,994 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1.
Everwarm Limited (“Everwarm”) is the record holder of 37,584,494 Ordinary Shares, par value US $0.01 per share (“Ordinary Shares”) of ASAT Holdings Limited (“ASAT”). In addition, Everwarm owns 150,000 Series A Redeemable Convertible Preferred Shares, par value US $0.01 per share (the “Preferred Shares”) of ASAT, convertible into 115,384,500 Ordinary Shares of ASAT at the reset conversion price of US $0.065 per Ordinary Share (subject to customary adjustment for share splits, dividends, re-combinations and similar transactions), and five-year warrants to purchase an aggregate of 10,000,000 Ordinary Shares of ASAT.

2.
Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL International Holdings Limited (“QPL”) and Mr. Tung Lok Li (“Mr. Li”) may deemed to be the beneficial owner of the Ordinary Shares held by Everwarm.

Page 2 of 10 Pages

CUSIP No.	00208B105

1	NAMES OF REPORTING PERSONS QPL International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		450,968,994 (1)(2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		450,968,994 (1)(2)(3)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,968,994 (1)(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.7%(1)(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1.
Everwarm is the record holder of 37,584,494 Ordinary Shares of ASAT. In addition, Everwarm owns 150,000 Preferred Shares of ASAT, convertible into 115,384,500 Ordinary Shares of ASAT at the reset conversion price of US $0.065 per Ordinary Share (subject to customary adjustment for share splits, dividends, re-combinations and similar transactions), and five-year warrants to purchase an aggregate of 10,000,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may deemed to be the beneficial owner of the Ordinary Shares held by Everwarm.

2.
The Industrial Investment Company Limited is the record holder of 268,416,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by the Industrial Investment Company Limited.

3.
QPL (US) Inc. is the record holder of 19,584,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

Page 3 of 10 Pages

CUSIP No.	00208B105

1	NAMES OF REPORTING PERSONS Tung Lok Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		496,717,004 (1)(2)(3)(4)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		496,717,004 (1)(2)(3)(4)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,717,004 (1)(2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.9%(1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1.
Everwarm is the record holder of 37,584,494 Ordinary Shares of ASAT. In addition, Everwarm owns 150,000 Preferred Shares of ASAT, convertible into 115,384,500 Ordinary Shares of ASAT at the reset conversion price of US $0.065 per Ordinary Share (subject to customary adjustment for share splits, dividends, re-combinations and similar transactions ), and five-year warrants to purchase an aggregate of 10,000,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may deemed to be the beneficial owner of the Ordinary Shares held by Everwarm.

2.
The Industrial Investment Company Limited is the record holder of 268,416,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by the Industrial Investment Company Limited.

3.
QPL (US) Inc. is the record holder of 19,584,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

4.
Mr. Li is the record holder of 96,534 American Depositary Shares (“ADSs”) of ASAT, representing 1,448,010 Ordinary Shares of ASAT, and is the owner of options to purchase an aggregate of 2,500,000 Ordinary Shares at an exercise of US$0.288 per Ordinary Shares and the owner of a warrant to purchase an aggregate of up to 41,800,000 Ordinary Shares at an exercise of US$0.01 per Ordinary Share.

Page 4 of 10 Pages

CUSIP No. 00208B105	13D
Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) in connection with the Ordinary Shares, par value US$0.01 per share (the “Ordinary Shares”), of ASAT Holdings Limited, a Cayman Islands company (“ASAT”), with its principal executive offices at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.
Item 2. Identity and Background.
2(a) This Statement is filed by (i) Everwarm Limited, a company incorporated in the British Virgin Islands (“Everwarm”), (ii) QPL International Holdings Limited, a company incorporated in Bermuda, with its shares listed on The Stock Exchange of Hong Kong Limited (“QPL”) and (iii) Mr. Tung Lok Li, an individual (“Mr. Li,” together with Everwarm and QPL, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
2(b) The principal business address of each of Everwarm, QPL and Mr. Li is Unit F, 17/F, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.
2(c) Everwarm is an investment holding company and is wholly-owned by QPL. QPL is an investment holding company, whose subsidiaries are engaged in the manufacture and sales of integrated circuits leadframes, heatsinks and stiffeners, property investment and investment holding. Mr. Li’s principal occupation is to serve as Chairman of the board of directors of QPL. Additionally, Mr. Li serves as a member of the board of directors and the Acting Chief Executive Officer of ASAT and a member of the board of directors of Everwarm.
2(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
2(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
2(f) Mr. Li is a citizen of the United Kingdom.
Item 3. Source and Amount of Funds or Other Consideration.
From March 16, 2006 through the date of this Statement, the Reporting Persons (a) in connection with the change in the conversion price of the 150,000 Preferred Shares of ASAT, increased the number of Ordinary Shares of ASAT beneficially owned from 83,333,400 Ordinary Shares to 115,384,500 Ordinary Shares; (b) received 35,911,966 Ordinary Shares as semi-annual dividends payable on such 150,000 Preferred Shares; (c) in connection with the change of the ADS ratio associated with the ADSs held, increased the number of Ordinary Shares from 1,448,000 Ordinary Shares to 1,448,010 Ordinary Shares and (d) received from ASAT a warrant (the “Warrant”) to purchase an aggregate of up to 41,800,000 Ordinary Shares at an exercise of US$0.01 per Ordinary Share.

Page 5 of 10 Pages

CUSIP No. 00208B105	13D
No consideration was paid for the change in the conversion price of the Preferred Shares, the change in the ADS ratio associated with the ADSs held or the payment of the dividends. The Warrant was given as a compensation award for Mr. Li’s past and ongoing services as the Acting Chief Executive Officer of ASAT.
Item 4. Purpose of Transaction.
The award of the Warrant was in consideration of past and ongoing services by Mr. Li to ASAT as its Acting Chief Executive Officer.
Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in (a) the acquisition by any person of additional securities of ASAT, or the disposition of securities of ASAT; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ASAT or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of ASAT or any of its subsidiaries; (d) any change in the present board of directors or management of ASAT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of ASAT; (f) any other material change in ASAT’s business or corporate structure including but not limited to, if ASAT is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in ASAT’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ASAT by any person; (h) causing a class of securities of ASAT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of ASAT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a)-(i) above.
Item 5. Interest in Securities of the Issuer.
5(a) Based on 731,130,443 shares of Ordinary Shares of ASAT outstanding as of February 11, 2008 (as set forth in ASAT’s Registration Statement on Form F-3 filed on February 29, 2008, each of QPL and Mr. Li beneficially own securities equivalent to 162,968,994 Ordinary Shares (including 115,384,500 Ordinary Shares issuable upon conversion of Preferred Shares and 10,000,000 Ordinary Shares issuable upon exercise of the five-year warrants), representing approximately 22.3% of the issued and outstanding Ordinary Shares, through Everwarm.
5(b) QPL and Mr. Li are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, all of the Ordinary Shares of ASAT held by Everwarm because (i) QPL owns 100% of the shares of Everwarm, which in turn beneficially owns 162,968,994 Ordinary Shares (including 115,384,500 Ordinary Shares issuable upon conversion of Preferred Shares and 10,000,000 Ordinary Shares issuable upon exercise of the five-year warrants) of ASAT and (ii) Mr. Li is the Chairman of the board of directors of QPL and beneficially owns approximately 38.5% (including family interest of approximately 0.4%) of the shares of QPL as of the date of this Statement.
5(c) On October 31, 2006, the conversion price on Everwarm’s 150,000 Preferred Shares of ASAT was reset to US$0.065 per Ordinary Share, (subject to future adjustments for share splits, dividends, re-combinations and similar transactions) increasing the number of Ordinary Shares of ASAT beneficially owned by Everwarm from 83,333,400 Ordinary Shares to 115,384,500 Ordinary Shares.

Page 6 of 10 Pages

CUSIP No. 00208B105	13D
On December 22, 2006, ASAT’s ADS ratio changed from 1:5 (one ADS equaling five Ordinary Shares) to 1:15 (one ADS equaling fifteen Ordinary Shares), increasing the number of Ordinary Shares associated with the ADSs held by Mr. Li from 1,448,000 Ordinary Shares to 1,448,010 Ordinary Shares.
On September 15, 2006, March 15, 2007, September 15, 2007, and March 15, 2008, Everwarm received a total of 35,911,966 Ordinary Shares as semi-annual dividends payable on its 150,000 Preferred Shares.
On February 28, 2008, Mr. Li was granted a compensation award in the form of a Warrant to purchase an aggregate of up to 41,800,000 Ordinary Shares at an exercise price of US$0.01 per Ordinary Share, subject to certain adjustments, in consideration for his past and ongoing services as the Acting Chief Executive Officer of ASAT. The Warrant will be exercisable with respect to 20,600,000 Ordinary Shares immediately, with the remainder subject to certain vesting or performance criteria. The Warrant will expire on February 1, 2001 and will be subject to adjustments and other terms and conditions contained therein.
Other than as described in this Statement, none of the Reporting Persons has effected any transactions in the shares of Ordinary Shares during the past 60 days.
5(d) As at the date of this Statement, there is no pledge on the Ordinary Shares, Preferred Shares and Five-Year Warrants of ASAT held by Everwarm.
5(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On November 10, 2005, ASAT, QPL, TIIC, QPL (US) Inc., Chase Asia Investment Partners II (Y), LLC, AOF and Olympus-ASAT II, L.L.C. entered into an Amended and Restated Shareholders Agreement (the “Shareholders Agreement”), the parties thereto agreed to amend and restate certain terms of the Amended and Restated Shareholders Agreement dated October 11, 2001. Pursuant to the Shareholders Agreement, among other things, the parties thereto agreed (i) to fix the number of directors of ASAT at nine and (ii) to elect to the board of directors of ASAT in the following manner: (a) three members designated by AOF; (b) three members designated by QPL, one of whom shall be Mr. Li; and (c) three additional independent directors. The Shareholders Agreement also contains restrictions on the transferability of the Ordinary Shares, including a right of first offer, drag-along rights and tag-along rights.
The Shareholders Agreement is attached hereto as Exhibit 2 and the description of the Shareholders Agreement in this Item 6 is qualified in its entirety by reference to the full text thereof.
In addition, pursuant to the Amended and Restated Securities Purchase Agreement, Preferred Shares Purchasers covenanted and agreed that, among such Preferred Shares Purchasers, they shall treat (i) the Preferred Shares and the Ordinary Shares issuable upon conversion of, or as dividends upon, the Preferred Shares and (ii) the five-year warrants and the Ordinary Shares issuable upon exercise of the five-year warrants as “Shares” (as defined in the Shareholders Agreement) owned by such Preferred Shares Purchaser for purposes of Article 2 (Corporate Governance), Article 3 (Restrictions on Transfer) and Article 4 (Right of First Offer; Tag Along Rights; Drag Along Rights) of the Shareholders Agreement and any other provision thereunder requiring a determination of “Share” ownership.
Upon completion of the grant of the Warrant to Mr. Li as described above, the Shareholders Agreement will be amended to add Mr. Li as a party who will be bound by its terms and conditions.

Page 7 of 10 Pages

CUSIP No. 00208B105	13D
Item 7. Material to be Filed as Exhibits.
Exhibit 1. Joint Filing Agreement, dated as of March 19, 2008, by and among Everwarm, QPL and Mr. Li.
Exhibit 2. Amended and Restated Shareholders Agreement, dated as of November 10, 2005, by and among ASAT, QPL, The Industrial Investment Company Limited, QPL (US) Inc., Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P. and Olympus-ASAT II, L.L.C. (Filed as Exhibit 99.3 to the Registrant’s Form 13-D filed on November 1, 2007 (File No. 005-60891) and incorporated herein by reference.)

Page 8 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated March 19, 2008

Everwarm Limited

By:	/S/ Tung Lok Li

Name:	Tung Lok Li
Title:	Director

QPL International Limited

By:	/S/ Tung Lok Li

Name:	Tung Lok Li
Title:	Director

/S/ Tung Lok Li

Tung Lok Li

Page 9 of 10 Pages

EXHIBIT INDEX
Exhibit 1. Joint Filing Agreement, dated as of March 19, 2008, by and among Everwarm, QPL and Mr. Li.
Exhibit 2. Amended and Restated Shareholders Agreement, dated as of November 10, 2005, by and among ASAT, QPL, The Industrial Investment Company Limited, QPL (US) Inc., Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P. and Olympus-ASAT II, L.L.C. (Filed as Exhibit 99.3 to the Registrant’s Form 13-D filed on November 1, 2007 (File No. 005-60891) and incorporated herein by reference.)

Page 10 of 10 Pages